

July 13, 2012

<u>Via E-mail</u>
Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE: The Blackstone Group L.P.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **Response dated June 25, 2012**
> **File No. 1-33551**

Dear Mr. Tosi:

   We have reviewed your response letter dated June 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Consolidated Statement of Changes in Partners' Capital, page 133</u>

1. We note your response to comment seven in our letter dated June 11, 2012. In connection with the acquisition of certain management contracts from Allied Irish Banks, you determined that you are the primary beneficiary of four CLO vehicles and correspondingly consolidate these entities. It is unclear how you determined that the difference between the fair value of the assets and liabilities related to these four CLO vehicles should be recorded in

appropriated partners' capital rather than through net income (loss). Please further advise.
Please ensure that your explanation addresses the following:

- Please help us understand how the application of ASC 810-10-30-4 led you to determine that you did not need to record a gain or loss in current period earnings on the acquisition date. Please provide us with your calculation as well as a corresponding explanation of how you arrived at each of the amounts used in your calculation; and
- The recording of the excess of fair value of assets over liabilities directly to appropriated retained earnings was intended to be applied only upon the initial adoption of ASU 2009-17 (that is, at the transition date). In this regard, it is not clear how you determined that it was appropriate to use this accounting treatment subsequent to your initial adoption of ASU 2009-17.

Item 11. Executive Compensation

Summary Compensation Table, page 212

2. We are continuing to evaluate your response to comment eight in our letter dated June 11, 2012 and may have additional comments.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief